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04013367

SECURITIE[S AND EXCHANGE COMM]ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16335

RECEIVED DEC 10 2004

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/27/03 AND ENDING 09/24/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Ameritrade, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

Omaha (City) Nebraska (State) 68127-1031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. MacDonald (402) 331-7856
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. MacDonald swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritrade, Inc. , as of September 24 , 2004 , are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Chief Financial Officer

Title

GENERAL NOTARY - State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2008

Cheryl L Smith

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameritrade, Inc.
(SEC I.D. No. 8-16335)

Statement of Financial Condition as of September 24, 2004, Independent Auditors' Report, and Independent Auditors' Supplemental Report on Internal Control

Filed in Accordance with Rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT***

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Ameritrade, Inc. (the "Corporation") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 24, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Corporation's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ameritrade, Inc. at September 24, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 9, 2004

AMERITRADE, INC.
(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 24, 2004

ASSETS

Cash and cash equivalents	$ 11,492,183
Cash and investments segregated in compliance with federal and other regulations	7,883,974,450
Securities borrowed	2,760,352,199
Receivables from brokers, dealers, and clearing organizations	58,364,260
Receivables from clients and correspondents - net of allowance for doubtful accounts of $5,082,224	3,100,016,551
Goodwill	697,156,975
Acquired intangible assets - net of accumulated amortization of $22,499,311	246,825,339
Other assets	253,179,616
Total assets	$ 15,011,361,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to brokers, dealers, and clearing organizations	$ 71,192,434
Payables to customers and correspondents	10,322,309,909
Securities loaned	3,370,609,887
Accounts payable and accrued liabilities	25,551,909
Due to affiliates	2,139,508
Deferred income taxes	89,137,881
Total liabilities	13,880,941,528
Stockholders' Equity:	
Common stock, $10 par value, 20,000 shares authorized; 9,947 shares issued and outstanding	99,470
Additional paid-in capital	999,661,108
Retained earnings	130,659,467
Total stockholders' equity	1,130,420,045
Total liabilities and stockholders' equity	$ 15,011,361,573

See notes to statement of financial condition.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – Ameritrade, Inc. (the "Corporation") is an indirect wholly-owned subsidiary of Ameritrade Holding Corporation (the "Parent Company"). The Corporation is a broker-dealer that provides trade execution and clearing services to clients and correspondent broker-dealers. The Corporation is required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the various securities exchanges in which it maintains membership.

The Corporation reports on a fifty-two/fifty-three week year.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Receivables from clients and correspondents include amounts due on cash and margin transactions. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying statement of financial condition.

The Corporation reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Corporation evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. The Corporation tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Corporation utilizes quoted market prices for the Parent Company's common stock. No impairment charges resulted from the annual impairment test. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from three to 23 years.

The Corporation considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated in compliance with federal and other regulations.

Cash and investments, consisting primarily of repurchase agreements, fixed-rate U.S. Treasury securities and other qualified securities, of $7,880,917,649 have been segregated in special reserve bank accounts for the benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Corporation to provide the counterparty with collateral in the form of cash or other securities. The Corporation receives collateral in the form of cash or other securities for securities loaned transactions. For these transactions, the fees received or paid by the Corporation are recorded as interest revenue and interest expense, respectively.

A number of correspondent broker-dealers maintain accounts with the Corporation. To allow these broker-dealers to classify their assets held by the Corporation as allowable assets in their computation of net capital, the Corporation has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). The Corporation had $3,056,801 of its cash and investments segregated for its PAIB reserve at September 24, 2004. This amount exceeded the calculated PAIB requirement and no additional deposit was required.

Client securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions are not reflected in the accompanying statement of financial condition.

The Corporation considers the amounts presented for financial instruments on the statements of financial condition to be reasonable estimates of fair value.

The Corporation files a consolidated income tax return with the Parent Company on a calendar year basis. The Corporation is allocated income taxes determined on a separate entity basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise from amortization, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities.

The Corporation's common stock has been pledged as collateral on the Parent Company's revolving line of credit

Certain Parent Company directors and associates maintain margin accounts with the Corporation. The Corporation had margin loans, secured primarily by Parent Company common stock, to Parent Company directors and associates totaling $10,691,500 as of September 24, 2004. These loans are made in the ordinary course of the Corporation's business on terms no more favorable than those available on comparable transactions with other parties.

2. BUSINESS COMBINATIONS, GOODWILL AND ACQUIRED INTANGIBLE ASSETS

The following table summarizes changes in goodwill and acquired intangible assets for the year ended September 24, 2004:

	Goodwill	Acquired Intangible Assets
Balance as of September 26, 2003	$650,560,968	$249,064,522
Transferred from affiliates (Note 7)	46,728,176	18,625,048
Acquisitions and purchase accounting adjustments	(132,169)	1,635,080
Accumulated amortization of intangible assets	-	(22,499,311)
Balance as of September 24, 2004	$697,156,975	$246,825,339

Acquired intangible assets consist principally of client relationships with a weighted-average life of approximately 22 years.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:

Receivable:	
Securities failed to deliver	$ 4,310,589
Clearing organizations	54,053,671
Total	$58,364,260
Payable:	
Securities failed to receive	$20,079,051
Clearing organizations	51,113,383
Total	$71,192,434

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Corporation has elected to use the alternate method permitted by the Rule, which requires that the Corporation maintain minimum net capital of not less than the greater of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar capital requirement.

Reflecting the effect of a regulatory matter discussed in the following paragraphs, the Corporation had aggregate net capital of $70,669,737 as of September 24, 2004 resulting in an aggregate net capital deficiency of $40,378,974 as of September 24, 2004. Excluding the effect of the regulatory matter, the Corporation's aggregate net capital would have been $262,021,539 as of September 24, 2004, which would have exceeded aggregate minimum net capital requirements by $191,351,802.

On November 12, 2004, the Corporation was notified by the staff of the NASD and the staff of the SEC Division of Market Regulation (collectively the "Staffs") that they believe that for regulatory purposes certain funds held in banks on behalf of clients are liabilities and assets of the Corporation rather than liabilities and assets only of the banks. The resulting assets have not been allowed for purposes of the Corporation's regulatory net capital calculation. Accordingly, in the Staffs' view the Corporation's net capital was below its minimum amount required under Exchange Act Rule 15c3-1. The asserted deficiency was based upon the Staffs' concerns regarding a Federal Deposit Insurance Corporation ("FDIC") insured deposit sweep program available to the Corporation's clients wherein funds are deposited, through an intermediary agent, into FDIC-insured deposit accounts at banks ("Program Banks"). The Staffs' view is that the Corporation did not for regulatory purposes effectively move client free credit balances to bank accounts established in client names at the Program Banks. The Corporation was also notified, on November 5, 2004, by the NASD that client funds deposited in the FDIC insured sweep program should be included in the Corporation's computation of reserve requirements under Exchange Act Rule 15c3-3. A deposit into the Corporation's reserve account was made to fund the asserted Rule 15c3-3 requirement effective November 5, 2004. As of September 24,

2004, a deposit of $231.7 million into the Corporation's reserve account would have been required in accordance with the Staffs' position.

The Corporation informed the Staffs that it believes that the free credit balances were effectively transferred to the Program Banks in accordance with well-established banking law, that the accounts held at the Program Banks were the obligations of the Program Banks to each client and not obligations of the Corporation and that the FDIC insurance passed through to each client in accordance with FDIC regulations. Accordingly, the Corporation believes that it has been in compliance with Rules 15c3-1 and 15c3-3.

At the direction of the NASD, the Corporation filed a notice describing the asserted net capital deficiency as well as the Corporation's position on the matter on November 12, 2004 in accordance with Exchange Act Rule 17a-11. The Corporation cured the asserted deficiency the first business day following the initial notification by causing the transfer of the cash in the FDIC-insured accounts to a money market fund in accounts in the names of the clients. No client funds were lost and the Corporation believes that the client balances in the FDIC-insured deposit accounts at the Program Banks were, at all times, protected by FDIC insurance on a pass-through basis and no client balance was at risk. The Corporation has ceased offering the FDIC-insured product pending resolution of this matter. At the direction of the NASD, the Corporation also filed on December 8, 2004 amended Form X-17A-5 Financial and Operational Combined Uniform Single (FOCUS) Reports for the months of May through September 2004 reflecting the Staffs' position. This matter had no impact on the Corporation's results of operations or net cash flows for any period presented.

The Corporation continues to discuss this matter with the Staffs. The SEC or NASD may elect to pursue disciplinary or other action with respect to this matter, which could result in censures, fines, suspensions or other sanctions. The Corporation is unable to predict the outcome of this matter.

5. EMPLOYEE BENEFIT PLANS

The Parent Company has a 401(k) and profit-sharing plan, under which the Corporation's annual contribution is determined at the discretion of the Parent Company's Board of Directors.

The Corporation's employees participate in the Parent Company's stock option and incentive plans. The Corporation's Parent adopted the fair value based method of accounting for stock-based compensation under Statement of Financial Accounting Standards (SFAS) No. 123 on September 27, 2003, *Accounting for Stock-Based Compensation* using the prospective method of SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment to FASB Statement No. 123.*

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments – The Corporation leases computer and office equipment and facilities on a month-to-month basis through an affiliated company, which allocates the costs to the Corporation.

Borrowing Arrangements – The Corporation had access to credit facilities with financial institutions of up to $490 million as of September 24, 2004. The financial institutions may make loans under the credit facilities or, in some cases, issue letters of credit under these facilities. The credit facilities may require the Corporation to pledge client securities to secure outstanding obligations under these facilities. The Corporation had access to unsecured credit facilities of $310 million as of September 24, 2004, with no loans outstanding. The Corporation had access to a secured credit facility of $180 million as of September 24, 2004, with no amounts outstanding under this facility as of September 24, 2004. The secured facility, which is for the benefit of a securities clearinghouse, has been issued for the

contingent purpose of financing and supporting margin requirements. The Corporation is generally required to pledge client securities to secure letters of credit. Client securities with a fair value of approximately $32 million were pledged against letters of credit as of September 24, 2004.

Legal – In September 1998, a putative class action complaint was filed against the Corporation by Zannini, et al. in the District Court of Douglas County, Nebraska, claiming the Corporation was not able to handle the volume of subscribers to its Internet brokerage services. The complaint, as amended, sought injunctive relief enjoining alleged deceptive, fraudulent and misleading practices, equitable relief compelling the Corporation to increase capacity, and unspecified compensatory damages. In May 2001, the Corporation filed a motion for summary judgment in the matter, which the plaintiffs opposed. The District Court granted summary judgment for the Corporation on January 2, 2002, and the plaintiffs appealed. On August 1, 2003, the Nebraska Supreme Court reversed the District Court's grant of summary judgment and remanded the case to the District Court for further proceedings. The Nebraska Supreme Court did not decide whether the plaintiffs' claims have merit. On October 8, 2003, the Corporation filed with the District Court a renewed motion for summary judgment. On August 13, 2004, the District Court dismissed the plaintiffs' class action allegations and the claims of fraud, misrepresentation, unjust enrichment and injunction. The District Court stayed the case pending arbitration of individual claims of breach of contract under the customer agreements. Plaintiffs appealed. On November 1, 2004, the Corporation filed a motion for summary dismissal of the appeal for lack of jurisdiction on the ground that the District Court's order is not presently appealable. The Corporation believes it has adequate legal defenses and intends to continue to vigorously defend against this action.

In October 2003, Keener, a pro se plaintiff, filed a putative class action against the Corporation, Knight Trading Group, Inc. and certain individuals in the United States District Court for the District of Nebraska. The plaintiff asserted his action on behalf of persons who became clients of the Corporation during the period from March 29, 1995 through September 30, 2003. As it pertains to the Corporation, the principal allegations of the complaint were that the Corporation had an indirect and direct equity interest in Knight, to which it directed most of its orders for execution; that the Corporation failed to accurately disclose the nature of its relationship with Knight and the consideration it received from Knight for directing order flow to Knight; and that clients of Ameritrade did not receive best execution of their orders from Knight and the Corporation. The plaintiff claimed that the Corporation's conduct violated certain provisions of the federal securities laws, including Sections 11Ac, 10(b) and 3(b) of the Exchange Act, and SEC rules promulgated thereunder. Plaintiff further claimed the individual defendants, including a present director and a former director of the Corporation, were liable under Section 20(a) of the Exchange Act as "controlling persons" for the claimed wrongs attributed to the Corporation and Knight. In his prayer for relief, plaintiff requested monetary damages and/or rescissionary relief in the amount of $4.5 billion against all defendants, jointly and severally. In January 2004, the Corporation, Knight and the individual defendants filed motions to dismiss the complaint and to deny class certification or strike the class action allegations. In July 2004 the District Court granted the Corporation defendants' motion to deny class certification and to stay the action pending arbitration. The District Court ruled that plaintiff had to amend the complaint to delete all references to class members. The District Court ruled that if plaintiff filed an amended complaint, the Corporation defendants could reassert a motion to compel arbitration and, if the motion were filed, the claims against the Corporation defendants would be stayed pending arbitration. The District Court also granted the Knight defendants' motion to dismiss and to strike to the extent of denying certification of a plaintiff class. The District Court ruled that plaintiff had to file an amended complaint that deleted all references to class members and that cured all additional defects. The plaintiff did not file an amended complaint as required by the District Court. The defendants filed renewed motions to dismiss. On August 31,

2004, the Court granted the motions and dismissed the case. The plaintiff did not appeal within the time allowed.

In August 2003, the Corporation, as a successor to National Discount Brokers Corporation ("NDB"), was served with a lawsuit filed in the District Court of Harris County, Texas, by Robert Ketchand, a court appointed receiver, against a number of defendants including Christopher A. Slaga, a bank, and NDB. The complaint, as amended, alleges that Slaga defrauded investors who invested approximately $21 million in limited partnerships that Slaga created and controlled and converted the moneys entrusted to him for investment. Two of the investors, who allegedly invested approximately $18 million, intervened in the lawsuit. The complaint states that Slaga, presently incarcerated, pled guilty to federal wire fraud violations in connection with the conduct alleged in the complaint and that the federal court in the criminal proceeding ordered Slaga to make restitution to the investors in the amount of approximately $19.7 million. As it pertains to the Corporation, the complaint alleges that Slaga wire transferred funds from the partnerships' bank accounts into his personal brokerage account at NDB and that Slaga used the money for highly speculative investments. The complaint alleges that an inquiry by NDB would have disclosed that money in Slaga's personal accounts belonged to the partnerships and that NDB failed to examine the trading activities of Slaga and should have discovered the impropriety of his investments. The complaint includes causes of action against NDB for aiding and abetting Slaga's securities fraud under the Texas Securities Act, for unjust enrichment, and for funds transferred to NDB under a theory of implied contract. The receiver and the interveners have requested damages in an amount to be proven at trial, including the amount of the restitution order, plus interest, attorneys' fees and costs. An agreement has been reached to settle the claims against the Corporation as successor to NDB. The settlement is not expected to have a material affect on the Corporation's results of operations, financial condition or cash flows. The settlement is subject to conditions, including Court approval.

The nature of the Corporation's business subjects it to lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Corporation's financial condition, results of operations and cash flows. However, in the opinion of management, after consultation with legal counsel, the Corporation has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations or cash flows of the Corporation.

The Corporation is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, suspensions or other sanctions. Management believes the outcome of any resulting actions will not be material to the Corporation's financial condition, results of operations or cash flows. However, the Corporation is unable to predict the outcome of these matters.

General Contingencies – In the general course of business, there are various contingencies which are not reflected in the financial statements. These include the Corporation's client activities involving the execution, settlement and financing of various client securities transactions. These activities may expose the Corporation to credit risk in the event the clients are unable to fulfill their contracted obligations.

The Corporation's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with

these activities, the Corporation executes and clears client transactions involving the sale of securities not yet purchased ("short sales"). Such transactions may expose the Corporation to credit risk in the event each client's assets are not sufficient to fully cover losses which clients may incur. In the event the client fails to satisfy its obligations, the Corporation has the authority to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Corporation seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral, or to reduce positions when necessary.

The Corporation records transactions on a settlement date basis, which is generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to clients and other parties ability to fulfill their contractual obligations.

The Corporation loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Corporation receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Corporation may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Corporation controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and by requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through a securities clearinghouse.

The Corporation borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Corporation deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Corporation may be exposed to the risk of selling the securities at prevailing market prices. The Corporation controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

The Corporation's principal sources of liquidity are the Corporation's assets, consisting mainly of U.S. Treasury Bills and repurchase agreements held for the exclusive benefit of clients. These assets are financed primarily by the Corporation's client credit balances. Changes in securities market volumes and related client borrowing demands affect the Corporation's financing requirements. In the event existing internal and external financing resources are not sufficient, the Corporation may be required to seek additional financing from its Parent Company or from other sources. The availability of financing from other sources will depend on a variety of factors, such as market conditions, operating profitability, the general availability of credit, credit rating and credit capacity.

As of September 24, 2004, client margin securities of approximately $4.3 billion and stock borrowings of approximately $2.8 billion were available to the Corporation to utilize as collateral on various borrowings or for other purposes. The Corporation had sold or repledged approximately $3.8 billion of available collateral as of September 24, 2004.

The Corporation is a member of and provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Corporation is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

7. DEFERRED INCOME TAXES

Deferred income taxes consist of the following:

Deferred tax liabilities	$92,326,884
Deferred tax assets	(3,189,003)
Net deferred tax liability	$89,137,881

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Ameritrade, Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of Ameritrade, Inc. (the "Corporation") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) for the year ended September 24, 2004 (on which we have issued our report dated December 9, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Corporation in making the periodic computations for Proprietary Accounts of Introducing Brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of clients as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Corporation's internal control, and its operation that we consider to be a material weakness as defined above. On November 12, 2004, the Corporation was notified by the staff of the NASD and the staff of the SEC Division of Market Regulation (collectively, the "Staffs") that they believe that for regulatory purposes certain funds held in banks on behalf of clients are liabilities and assets of Ameritrade, Inc. rather than liabilities and assets only of the banks. The resulting assets have not been allowed for purposes of Ameritrade, Inc.'s regulatory net capital calculation. Accordingly, in the Staff's view Ameritrade, Inc.'s net capital was below its minimum amount required under Exchange Act Rule 15c3-1. The Company's broker-dealer subsidiaries had aggregate net capital of $30.6 million as of September 24, 2004 resulting in an aggregate net capital deficiency of $40.1 million as of September 30, 2004. An adjustment to increase other assets and to increase payables to clients and correspondents of $231.7 million was made to the Company's consolidated balance sheet as of September 24, 2004. The controls in place at September 24, 2004 were not properly designed to provide reasonable assurance that these funds are properly recorded and disclosed in the financial statements and assets are appropriately considered in regulatory net capital computations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 24, 2004, to meet the Commission's objectives, except for the matter described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 9, 2004
Omaha, Nebraska